UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 16, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Lars Fruergaard Jørgensen to step down as CEO of Novo Nordisk

Bagsværd, Denmark, 16 May 2025 – Novo Nordisk today announced changes to its executive leadership and Board of Directors.

As per mutual agreement with the Novo Nordisk Board, Lars Fruergaard Jørgensen will step down from his role as CEO of Novo Nordisk. He will continue as CEO for a period to support a smooth transition to new leadership. A search for Lars Fruergaard Jørgensen’s successor is ongoing, and an announcement will be made in due course. In connection with the change, Lars Rebien Sørensen, chair of the Novo Nordisk Foundation, will join the Novo Nordisk Board, initially as an observer.

Novo Nordisk has been through a significant growth journey and transformation led by Lars Fruergaard Jørgensen. During his eight-year tenure as CEO, Novo Nordisk’s sales, profits and share price have almost tripled. Novo Nordisk has a clear strategy, a strong product portfolio and an experienced leadership team. The changes are, however, made in light of the recent market challenges Novo Nordisk has been facing, and the development of the company’s share price since mid-2024. In light of this, the Novo Nordisk Foundation Board initiated a dialogue with the Novo Nordisk Board on the merits of an accelerated CEO succession and expressed a wish to increase its representation on the Novo Nordisk Board. Through its investment company, Novo Holdings A/S, the Novo Nordisk Foundation controls the majority of votes at the Novo Nordisk Annual General Meeting.

Considering the recent market challenges, the share price decline, and the wish from the Novo Nordisk Foundation, the Novo Nordisk Board and Lars Fruergaard Jørgensen have jointly concluded that initiating a CEO succession is in the best interest of the company and its shareholders. Lars Fruergaard Jørgensen has agreed to continue as CEO for a period to support a smooth transition to new leadership.

Furthermore, the Novo Nordisk Board has agreed with the Novo Nordisk Foundation Board that Lars Rebien Sørensen, chair of the Novo Nordisk Foundation, will participate as an observer in Novo Nordisk’s Board meetings as of today, with the intention of being nominated for election as a board member at the Annual General Meeting in 2026.

Commenting on the changes, Helge Lund, chair of the Novo Nordisk Board, says: “Novo Nordisk’s strategy remains unchanged, and the Board is confident in the company’s current business plans and its ability to execute on the plans.

On behalf of the Board, I would like to thank Lars Fruergaard Jørgensen for his outstanding contributions to Novo Nordisk’s success during his tenure as CEO. He is highly respected both inside and outside the company for his leadership, values and vision for the company and the pharmaceutical industry at large.”

Lars Fruergaard Jørgensen joined Novo Nordisk in 1991 and was appointed chief executive officer in January 2017. During his time at the helm, the company has grown tremendously, fortified its leadership in diabetes care, established itself as a pioneer in the treatment of obesity and diversified into other areas of serious chronic diseases.

Lars Fruergaard Jørgensen says: “Serving as Novo Nordisk’s CEO for the past eight years has been a privilege and an experience that I will always cherish. I am proud of the results I have helped create together with my leadership team, the Board, and the thousands of employees who work every day to drive change to defeat serious chronic diseases.”

Commenting on Lars Rebien Sørensen’s participation in Novo Nordisk’s Board meetings, Helge Lund says: “The Board appreciates the perspectives and guidance provided by the Novo Nordisk Foundation through the Board members representing the Foundation and looks forward to working with Lars Rebien Sørensen on the Board.”

Lars Rebien Sørensen brings extensive, first-hand experience of the pharmaceutical industry and its environments from his 16 years (2000-2016) as CEO of Novo Nordisk A/S. Since 2018, he has been chairing the Novo Nordisk Foundation and Novo Holdings A/S.

Conference call

On 16 May 2025 at 14.00 CEST, corresponding to 8.00 EDT, a conference call for investors will be held. Investors will be able to listen in via a link on the investor section of novonordisk.com

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

About the Novo Nordisk Foundation

Established in Denmark in 1924, the Novo Nordisk Foundation is an enterprise foundation with philanthropic objectives. The vision of the Foundation is to improve people’s health and the sustainability of society and the planet. The Foundation’s mission is to progress research and innovation in the prevention and treatment of cardiometabolic and infectious diseases as well as to advance knowledge and solutions to support a green transformation of society. For more information, visit novonordiskfonden.dk.

Via its wholly owned subsidiary, Novo Holdings A/S, the Novo Nordisk Foundation owns 28% of the share capital and 77% of the votes in Novo Nordisk A/S.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 16 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 16, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer